Exhibit 99.1

VisionChina Media Regains Compliance with NASDAQ Minimum Bid Price Requirement

BEIJING, Dec. 28, 2012 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced that it has regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Global Market.

As previously disclosed, the Company received a notice from The Nasdaq Stock Market LLC dated July 13, 2012, indicating that, for the 30 consecutive business days from May 31, 2012 to July 12, 2012, the bid price for the Company’s American Depositary Shares (“ADSs”) had closed below the minimum $1.00 per share required for continued listing under Nasdaq listing Rule 5450(a)(1). The Company was granted a period of 180 calendar days, or until January 9, 2013, to regain compliance with the minimum bid price requirement.

On December 28, 2012, the Company received notification from The NASDAQ Listing Qualifications department that it had regained compliance with the minimum bid price requirement under the Listing Rule 5450(a)(1) after maintaining a closing bid price of the Company’s ADSs equal to or in excess of $1.00 per share for the last 10 consecutive trading days, from December 12, 2012 to December 26, 2012.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2012, VisionChina Media’s advertising network included 107,821 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1 and its annual reports on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Sharon Wu
VisionChina Media Inc.
Tel: +86-189-2677-2096
E-mail: sharon.wu@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
E-mail: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: visn@ogilvy.com